EX 99.2

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces closing of $1.88 million Private Placement

VANCOUVER, July 8, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) is pleased to announce the closing of its Private Placement announced on March 22, 2004 and has issued 15% Convertible Debentures (the “Debentures”) for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.

Any shares issued on the conversion of the Debentures or the exercise of the Debenture Warrants are subject to a four month hold period which expires on November 6, 2004 pursuant to the Securities Act (British Columbia).

The Company will use the proceeds of the financing to fund the Company’s oil and gas exploration activities in Western Canada and for general working capital.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

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